UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-41638

CUSIP Number G02532 102

G02532 110

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on N-SAR

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

AMBIPAR EMERGENCY RESPONSE

Full Name of Registrant

N/A

Former Name if Applicable

Avenida Angélica, nº 2346, 5th Floor

Address of Principal Executive Office (Street and Number)

São Paulo, SP – Brazil, 01228-200

City, State and Zip Code

Part II — Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ambipar Emergency Response (the “Registrant”) respectfully notifies the Securities and Exchange Commission that it will be unable to timely file, without unreasonable effort and expense, its annual report on Form 20-F for the fiscal year ended December 31, 2025 (the “Annual Report”).

As previously disclosed, on October 20, 2025, the Registrant’s parent company, Ambipar Participações e Empreendimentos S.A. (B3: AMBP3) and Environmental ESG Participações S.A. (“ESG”) filed a request for judicial recovery (recuperação judicial) with the Third Business Court of the Capital of Rio de Janeiro (the “Request for Judicial Recovery”). On the same date, the Registrant also filed voluntary petitions for relief under section 101(24) of Title 11 of the United States Bankruptcy Code with United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Chapter 11 Proceedings”). The Chapter 11 Proceedings are ongoing. As a result, the Registrant's senior management, financial, accounting and administrative personnel have been required to devote a substantial portion of their time to matters arising from the Chapter 11 Proceedings — including the preparation of bankruptcy court filings, coordination with multiple stakeholders and evolving financial information, negotiations with creditors and other parties in interest — in addition to maintaining normal-course operations. This diversion of resources has delayed the Registrant's ability to finalize its financial statements for the fiscal year ended December 31, 2025, complete the related audit process, and finalize the disclosures required to be included in the Annual Report.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification

	Ricardo Chagas	+1	281 320 9796
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in “Part III – Narrative” of this Form 12b-25, the Company is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 within the prescribed time period without unreasonable effort and expense for the reasons described therein. Due to developments related primarily to the Company’s ongoing restructuring proceedings and associated impacts on its operations and financial reporting process, material variations in results of operations may occur, when compared to its results of operations for the prior year period. However, due to the delay in finalizing certain financial and other related data in the Form 20-F, primarily for the reasons described above in Part III, the Company’s results of operations for the fiscal year ended December 31, 2025 have not been finalized. Given the ongoing nature of the restructuring proceedings, the complexity of the financial closing process and the need for completion of audit procedures, the Company is currently unable to provide a reasonable estimate of its financial results for the fiscal year ended December 31, 2025 or the anticipated changes from corresponding prior period results.

The Company is required to file unconsolidated monthly operating reports with the Bankruptcy Court relating to periods subsequent to October 20, 2025. All documents filed with the Bankruptcy Court on the docket of and other information related to the Chapter 11 Cases are available for review and free of charge online at https://www.veritaglobal.net/ambipar.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “anticipate,” “contemplate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “will,” “would” and variations of such words and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements are based on current expectations on the date hereof and involve a number of risks and uncertainties that may cause actual results to differ significantly. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including without limitation the completion of the Company’s annual audit procedures, its ability to file the 2025 Form 20-F timely and including risks related to the Company’s restructuring process and liquidity position, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

Ambipar Emergency Response

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Ambipar Emergency Response

By:	/s/ Thiago da Costa Silva
	Name:	Thiago da Costa Silva
	Title:	Director

Date: April 30, 2026

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